Filed by Dell Technologies Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Dell Technologies Inc. (Commission File No. 001-37867) 1 1Filed by Dell Technologies Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Dell Technologies Inc. (Commission File No. 001-37867) 1 1

STRATEGY AND OUTLOOK | Rob Williams, Senior Vice President, Investor RelationsSTRATEGY AND OUTLOOK | Rob Williams, Senior Vice President, Investor Relations

IMPORTANT NOTICES No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.IMPORTANT NOTICES No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com.

IMPORTANT NOTICES (CONT’D) Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See Appendix for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow to the most comparable GAAP metric.IMPORTANT NOTICES (CONT’D) Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See Appendix for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow to the most comparable GAAP metric.

TODAY’S SPEAKERS Michael Dell Jeff Clarke Tom Sweet Chairman & Vice Chairman, Chief Financial Officer Chief Executive Officer Products & Operations Marius Haas Bill Scannell Dennis Hoffman President & President, Global Enterprise Senior Vice President, Chief Commercial Officer Sales & Customer Operations Corporate Strategy Sanjay Poonen Rob Mee Mike Cote Chief Operating Officer, Chief Executive Officer President & Customer Operations Chief Executive OfficerTODAY’S SPEAKERS Michael Dell Jeff Clarke Tom Sweet Chairman & Vice Chairman, Chief Financial Officer Chief Executive Officer Products & Operations Marius Haas Bill Scannell Dennis Hoffman President & President, Global Enterprise Senior Vice President, Chief Commercial Officer Sales & Customer Operations Corporate Strategy Sanjay Poonen Rob Mee Mike Cote Chief Operating Officer, Chief Executive Officer President & Customer Operations Chief Executive Officer

TODAY’S AGENDA September 18, 2018 9:00 – 9:20 AM: STRATEGY AND OUTLOOK – Michael Dell Dell Technologies’ Transformation, Industry Trends and Company Highlights 9:20 – 10:00 AM: BUSINESS OVERVIEW – Jeff Clarke Client Solutions Group, Infrastructure Solutions Group and VMware 10:00 – 10:30 AM: STRATEGY, OUTLOOK & BUSINESS Q&A – Michael Dell, Jeff Clarke and Tom Sweet Q&A 10:30 – 11:20 AM: GO-TO-MARKET APPROACH – Marius Haas, Bill Scannell and Dennis Hoffman Including Q&A 11:20 – 12:00 PM: STRATEGICALLY ALIGNED BUSINESSES PANEL – Michael Dell, Sanjay Poonen, Rob Mee and Mike Cote Dell Technologies, VMware, Pivotal and Secureworks 12:00 – 12:45 PM: FINANCIAL PERFORMANCE & OUTLOOK – Tom Sweet Including Q&ATODAY’S AGENDA September 18, 2018 9:00 – 9:20 AM: STRATEGY AND OUTLOOK – Michael Dell Dell Technologies’ Transformation, Industry Trends and Company Highlights 9:20 – 10:00 AM: BUSINESS OVERVIEW – Jeff Clarke Client Solutions Group, Infrastructure Solutions Group and VMware 10:00 – 10:30 AM: STRATEGY, OUTLOOK & BUSINESS Q&A – Michael Dell, Jeff Clarke and Tom Sweet Q&A 10:30 – 11:20 AM: GO-TO-MARKET APPROACH – Marius Haas, Bill Scannell and Dennis Hoffman Including Q&A 11:20 – 12:00 PM: STRATEGICALLY ALIGNED BUSINESSES PANEL – Michael Dell, Sanjay Poonen, Rob Mee and Mike Cote Dell Technologies, VMware, Pivotal and Secureworks 12:00 – 12:45 PM: FINANCIAL PERFORMANCE & OUTLOOK – Tom Sweet Including Q&A

STRATEGY AND OUTLOOK | Michael Dell, Chairman & CEOSTRATEGY AND OUTLOOK | Michael Dell, Chairman & CEO

TECHNOLOGY-LED INVESTMENT CYCLE We are in the early stages of a massive, technology-led investment cycle in preparation for a future that’s coming fast DATA + AI, IoT, ML CUSTOMERS + 5G PRODUCTS & SERVICESTECHNOLOGY-LED INVESTMENT CYCLE We are in the early stages of a massive, technology-led investment cycle in preparation for a future that’s coming fast DATA + AI, IoT, ML CUSTOMERS + 5G PRODUCTS & SERVICES

Data = Fuel AIData = Fuel AI

EDGE CORE CLOUD P U B L I C P R I VAT E H Y B R I DEDGE CORE CLOUD P U B L I C P R I VAT E H Y B R I D

A DIGITAL REVOLUTION The explosion of data and computing power is driving a new wave of IT spend 1 2 3 DEVICES DAT A IT SPEND 180 4% 160 CAGR 3.5 IoT 1,000,000 3.4 140 Mobile 3.2 120 10,000 3.1 100 PC 80 100 60 Mainframe 1 40 20 0 0 1985 2011 2020+ 2018 2019 2020 2021 1 2 Market Source: Morgan Stanley, The Data Era Becomes Investable (Apr, 2018) and Company research. Market Source: IDC, Data Age 2025 study; sponsored by Seagate (Apr, 2017). 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). Devices (M) Zettabytes (1T GBs) Trillions ($)A DIGITAL REVOLUTION The explosion of data and computing power is driving a new wave of IT spend 1 2 3 DEVICES DAT A IT SPEND 180 4% 160 CAGR 3.5 IoT 1,000,000 3.4 140 Mobile 3.2 120 10,000 3.1 100 PC 80 100 60 Mainframe 1 40 20 0 0 1985 2011 2020+ 2018 2019 2020 2021 1 2 Market Source: Morgan Stanley, The Data Era Becomes Investable (Apr, 2018) and Company research. Market Source: IDC, Data Age 2025 study; sponsored by Seagate (Apr, 2017). 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). Devices (M) Zettabytes (1T GBs) Trillions ($)

UNMATCHED PORTFOLIO OF SOLUTIONS The most complete portfolio of technology solutions: Software, Hardware and Services Boomi Cloud Native SW Multi-cloud Server, Client, Software Software Defined Managed Security Development Management Storage, HCI & Peripherals Data Center Services DIGIT AL IT WORKFORCE SECURIT Y TR ANSFO R MATIO N TR ANSFO R MATIO N TR ANSFO R MATIO N TR ANSFO R MATIO NUNMATCHED PORTFOLIO OF SOLUTIONS The most complete portfolio of technology solutions: Software, Hardware and Services Boomi Cloud Native SW Multi-cloud Server, Client, Software Software Defined Managed Security Development Management Storage, HCI & Peripherals Data Center Services DIGIT AL IT WORKFORCE SECURIT Y TR ANSFO R MATIO N TR ANSFO R MATIO N TR ANSFO R MATIO N TR ANSFO R MATIO N

DELL TECHNOLOGIES IN NUMBERS Unmatched scale and breadth of IT solutions $ $ $ $ 86.8B 10.0B 8.5B+ 12.8B+ Non-GAAP Revenue (TTM) Adjusted EBITDA (TTM) Cash Flow from R&D Invested over 1 2 (16% YoY growth in Q2 FY19) (11.5% of Non-GAAP Operations (TTM) Past 3 Fiscal Years 1 Revenue) # 1 99% 40k+ 85% Virtualization, Storage, Of Fortune 500 Served Sales Force Software engineers in ISG 3 Servers, Client engineering staff 1 2 See appendix for reconciliation of GAAP to Non-GAAP measures. Dell Technologies’ cumulative R&D investment includes EMC amounts prior to the merger transaction date on September 7, 2016. 3 Gartner, IDC market research, company filings; Client statistic calculated by Dell Technologies utilizing other PC OEMs’ financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.DELL TECHNOLOGIES IN NUMBERS Unmatched scale and breadth of IT solutions $ $ $ $ 86.8B 10.0B 8.5B+ 12.8B+ Non-GAAP Revenue (TTM) Adjusted EBITDA (TTM) Cash Flow from R&D Invested over 1 2 (16% YoY growth in Q2 FY19) (11.5% of Non-GAAP Operations (TTM) Past 3 Fiscal Years 1 Revenue) # 1 99% 40k+ 85% Virtualization, Storage, Of Fortune 500 Served Sales Force Software engineers in ISG 3 Servers, Client engineering staff 1 2 See appendix for reconciliation of GAAP to Non-GAAP measures. Dell Technologies’ cumulative R&D investment includes EMC amounts prior to the merger transaction date on September 7, 2016. 3 Gartner, IDC market research, company filings; Client statistic calculated by Dell Technologies utilizing other PC OEMs’ financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.

COMPANY HIGHLIGHTS Dramatic transformation since going private I NTEG RATED, END -TO - END TECHNO L O G Y PRO VI DER AT SCAL E 1 CO M PL EM ENTARY PO RTFO LIO O F L EADI NG SO L UTI O NS 2 3 BEST-IN- CL ASS G O -TO -MARKET M O DEL DRI VI NG O UTPERFO RM ANCE VS. M ARKET 4 SUPERI O R FI NANCI AL M O DEL 5 W O RL D- CLASS M ANAG EM ENT TEAM 6COMPANY HIGHLIGHTS Dramatic transformation since going private I NTEG RATED, END -TO - END TECHNO L O G Y PRO VI DER AT SCAL E 1 CO M PL EM ENTARY PO RTFO LIO O F L EADI NG SO L UTI O NS 2 3 BEST-IN- CL ASS G O -TO -MARKET M O DEL DRI VI NG O UTPERFO RM ANCE VS. M ARKET 4 SUPERI O R FI NANCI AL M O DEL 5 W O RL D- CLASS M ANAG EM ENT TEAM 6

1 | INTEGRATED, END-TO-END TECHNOLOGY PROVIDER AT SCALE Unmatched scale and breadth of IT solutions $ 87B $ 81B $ 57B $ 49B $ 47B $ 6B $ 31B Client Storage Server Networking Virtualization Cybersecurity Cloud Platform Source: TTM Non-GAAP revenue presented for all companies based on most recent filings. Cisco’s Whiptail storage business considered immaterial.1 | INTEGRATED, END-TO-END TECHNOLOGY PROVIDER AT SCALE Unmatched scale and breadth of IT solutions $ 87B $ 81B $ 57B $ 49B $ 47B $ 6B $ 31B Client Storage Server Networking Virtualization Cybersecurity Cloud Platform Source: TTM Non-GAAP revenue presented for all companies based on most recent filings. Cisco’s Whiptail storage business considered immaterial.

2 | COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS Leverage leading positions across all solutions to create cross selling opportunities External Storage Storage Servers PBBA/Backup Total Revenue All-flash Arrays and Units Sector Size Sector Size # # x86 Servers 1 1 Integrated $ $ 26B 76B Infrastructure 1 Client Virtualization Client Revenue/ Server Profitability Virtualization Sector Size Sector Size # # Client Monitors Software 1 1 $ $ Globally 189B 31B Security Cloud Gartner Magic Leading Quadrant Sector Size Sector Size Managed Cloud, Leader PaaS, and Big Data $ $ 42B 80B 1 Source: Gartner, IDC market research, Company filings; Statistic calculated by Dell Technologies utilizing other PC OEMs’ financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings. 2 | COMPLEMENTARY PORTFOLIO OF LEADING SOLUTIONS Leverage leading positions across all solutions to create cross selling opportunities External Storage Storage Servers PBBA/Backup Total Revenue All-flash Arrays and Units Sector Size Sector Size # # x86 Servers 1 1 Integrated $ $ 26B 76B Infrastructure 1 Client Virtualization Client Revenue/ Server Profitability Virtualization Sector Size Sector Size # # Client Monitors Software 1 1 $ $ Globally 189B 31B Security Cloud Gartner Magic Leading Quadrant Sector Size Sector Size Managed Cloud, Leader PaaS, and Big Data $ $ 42B 80B 1 Source: Gartner, IDC market research, Company filings; Statistic calculated by Dell Technologies utilizing other PC OEMs’ financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.

3 | BEST-IN-CLASS GO-TO-MARKET MODEL Sales force is comprised of over 40k individuals across 72 countries complemented by a growing partner program with approximately 150k partners across 180 countries Successful Integration One-stop-shop for technology solutions across software, hardware and services Cross-selling Enterprise In FY18, 97% of top 500 customers 3k accounts purchased products and services from at least 2 of the 3 of Dell, EMC and VMware Attach Rates Commercial Direct model drives sales of high-margin 500k accounts software and services Customer Relationships Distribution business model emphasizes direct communication, leading to deeper relationships Consumer & Small Business <100 employees3 | BEST-IN-CLASS GO-TO-MARKET MODEL Sales force is comprised of over 40k individuals across 72 countries complemented by a growing partner program with approximately 150k partners across 180 countries Successful Integration One-stop-shop for technology solutions across software, hardware and services Cross-selling Enterprise In FY18, 97% of top 500 customers 3k accounts purchased products and services from at least 2 of the 3 of Dell, EMC and VMware Attach Rates Commercial Direct model drives sales of high-margin 500k accounts software and services Customer Relationships Distribution business model emphasizes direct communication, leading to deeper relationships Consumer & Small Business <100 employees

4 | DRIVING OUTPERFORMANCE VS. MARKET Our ability to Dellver differentiated and integrated IT solutions has driven significant revenue growth and share gains 1 2 3 EXTER NAL STO R AGE R EVENUE MAINSTR EAM SER VER R EVENUE HYPERCONVERGED SYSTEMS REVENUE Forecast Forecast Forecast 80.5% 142.0% +5.5% +11.2% +51% 112.0% 19.8% 18.4% 43.5% 14.4% 76.0% 77.0% 4.2% 36.1% 12.5% 71.0% 34.0% 22.4% 7.2% 4 4 4 TO TAL C LIENT PC UNITS C O MMER C IAL PC UNITS C O NSUMER PC UNITS Forecast Forecast Forecast +0.3% +2.8% -3.0% 17.8% 11.2% 2.3% 10.1% 9.0% 9.0% 7.7% 1.2% 5.4% -1.6% 6.1% 5.3% -13.3% -13.9% -13.5% 1 2 External Storage Revenue Source: Q2 CY18 IDC External Storage data as of 06-Sept-2018. Mainstream Server Revenue Source: Q2 CY18 IDC Mainstream Server data as of 05-Sept-2018. 3 4 Hyperconverged Systems Revenue Source: Q1 CY18 IDC Hyperconverged data as of 26-Jun-2018. Client Unit Source: Q2 CY18 IDC Client data as of 08-Aug-2018. CSG YoY ISG YoY4 | DRIVING OUTPERFORMANCE VS. MARKET Our ability to Dellver differentiated and integrated IT solutions has driven significant revenue growth and share gains 1 2 3 EXTER NAL STO R AGE R EVENUE MAINSTR EAM SER VER R EVENUE HYPERCONVERGED SYSTEMS REVENUE Forecast Forecast Forecast 80.5% 142.0% +5.5% +11.2% +51% 112.0% 19.8% 18.4% 43.5% 14.4% 76.0% 77.0% 4.2% 36.1% 12.5% 71.0% 34.0% 22.4% 7.2% 4 4 4 TO TAL C LIENT PC UNITS C O MMER C IAL PC UNITS C O NSUMER PC UNITS Forecast Forecast Forecast +0.3% +2.8% -3.0% 17.8% 11.2% 2.3% 10.1% 9.0% 9.0% 7.7% 1.2% 5.4% -1.6% 6.1% 5.3% -13.3% -13.9% -13.5% 1 2 External Storage Revenue Source: Q2 CY18 IDC External Storage data as of 06-Sept-2018. Mainstream Server Revenue Source: Q2 CY18 IDC Mainstream Server data as of 05-Sept-2018. 3 4 Hyperconverged Systems Revenue Source: Q1 CY18 IDC Hyperconverged data as of 26-Jun-2018. Client Unit Source: Q2 CY18 IDC Client data as of 08-Aug-2018. CSG YoY ISG YoY

5 | SUPERIOR FINANCIAL MODEL Company positioned to achieve sustainable, long-term growth and share gain with a focus on cash flow Focus on Long-Term Industry-Leading Free Best-in-Class Unit Efficient Capital Growth and Share Gain Cash Flow Conversion Economics with High Attach Structure Rates for Higher-Margin Products and Services5 | SUPERIOR FINANCIAL MODEL Company positioned to achieve sustainable, long-term growth and share gain with a focus on cash flow Focus on Long-Term Industry-Leading Free Best-in-Class Unit Efficient Capital Growth and Share Gain Cash Flow Conversion Economics with High Attach Structure Rates for Higher-Margin Products and Services

6 | WORLD-CLASS MANAGEMENT TEAM Committed and highly-experienced management team, with an average of 24 years of experience successfully navigating technology changes in the IT industry DELL T ECHNOLOGIES Karen Quintos Michael Dell Jeff Clarke Tom Sweet Allison Dew Howard Elias Marius Haas Bill Scannell Chairman & CEO VC, Products & CFO CMO President, President & Chief CCO President, Operations Services, Digital & IT Commercial Officer Global Enterprise Sales & Customer Operations ST RAT EGICALLY ALIGNED BUSINESSES DIGITAL TRANS FORM ATION DEV OP S Pat Gelsinger Rob Mee Mike Cote CL O UD CEO, VMware CEO, Pivotal CEO, Secureworks V IRTUALIZATIO N S ECURITY S ERV ER & S T O RAGE PC6 | WORLD-CLASS MANAGEMENT TEAM Committed and highly-experienced management team, with an average of 24 years of experience successfully navigating technology changes in the IT industry DELL T ECHNOLOGIES Karen Quintos Michael Dell Jeff Clarke Tom Sweet Allison Dew Howard Elias Marius Haas Bill Scannell Chairman & CEO VC, Products & CFO CMO President, President & Chief CCO President, Operations Services, Digital & IT Commercial Officer Global Enterprise Sales & Customer Operations ST RAT EGICALLY ALIGNED BUSINESSES DIGITAL TRANS FORM ATION DEV OP S Pat Gelsinger Rob Mee Mike Cote CL O UD CEO, VMware CEO, Pivotal CEO, Secureworks V IRTUALIZATIO N S ECURITY S ERV ER & S T O RAGE PC

Returning to the Public Markets As a Leader Gaining Share in a Large Differentiated Customer Focus on Long-Term and Growing Market Value Proposition Growth and Cash FlowReturning to the Public Markets As a Leader Gaining Share in a Large Differentiated Customer Focus on Long-Term and Growing Market Value Proposition Growth and Cash Flow

BUSINESS OVERVIEW | Jeff Clarke, Vice Chairman, Products & OperationsBUSINESS OVERVIEW | Jeff Clarke, Vice Chairman, Products & Operations

TECHNOLOGY-LED INVESTMENT CYCLE We are in the early stages of a massive, technology-led investment cycle in preparation for a future that’s coming fast DATA + AI, IoT, ML CUSTOMERS + 5G PRODUCTS & SERVICESTECHNOLOGY-LED INVESTMENT CYCLE We are in the early stages of a massive, technology-led investment cycle in preparation for a future that’s coming fast DATA + AI, IoT, ML CUSTOMERS + 5G PRODUCTS & SERVICES

AS A RESULT, AN INCREASINGLY BROAD SET OF DIGITAL OPPORTUNITIES ARE EMERGING Social Smart Autonomous Natural Advanced Genomics Search Blockchain LiFi tech robots vehicles language analytics Fully Smart Effective Micro data 3G/4G Drones 5G Biochips Wearables ubiquitous VR/AR phones computing centers internet Storage Speech Machine Smart data GPS Bioprinting Biometrics 3D printing IoT & cloud recognition learning aggregation THE BIG IMPACTS IN THE LAST FIFTEEN YEARS PREDICTED TO GET TO SCALE IN NEXT TEN YEARSAS A RESULT, AN INCREASINGLY BROAD SET OF DIGITAL OPPORTUNITIES ARE EMERGING Social Smart Autonomous Natural Advanced Genomics Search Blockchain LiFi tech robots vehicles language analytics Fully Smart Effective Micro data 3G/4G Drones 5G Biochips Wearables ubiquitous VR/AR phones computing centers internet Storage Speech Machine Smart data GPS Bioprinting Biometrics 3D printing IoT & cloud recognition learning aggregation THE BIG IMPACTS IN THE LAST FIFTEEN YEARS PREDICTED TO GET TO SCALE IN NEXT TEN YEARS

HOW WE ARE ORGANIZED Infrastructure Client Solutions VMware Other Aligned Solutions Group Group Businesses Software Defined Data Center Servers Commercial PCs Cloud Services End User Computing Networking Consumer PCs Security Networking & Security Converged and Hyper- Virtual Desktop converged Infrastructure Infrastructure Devices Hyperconverged Infrastructure Storage Software & Peripherals Hybrid Cloud Dell Financial Services Go-to-Market Global Services & Support Supply ChainHOW WE ARE ORGANIZED Infrastructure Client Solutions VMware Other Aligned Solutions Group Group Businesses Software Defined Data Center Servers Commercial PCs Cloud Services End User Computing Networking Consumer PCs Security Networking & Security Converged and Hyper- Virtual Desktop converged Infrastructure Infrastructure Devices Hyperconverged Infrastructure Storage Software & Peripherals Hybrid Cloud Dell Financial Services Go-to-Market Global Services & Support Supply Chain

HOW WE ARE ORGANIZED Infrastructure Client Solutions VMware Other Aligned Solutions Group Group Businesses Dell Financial Services Go-to-Market Global Services & Support 34k+ 165+ >40 95% 7 87 Dell EMC Countries Supported Languages Customer Global Command Technical Services Professionals Worldwide Satisfaction Rating Centers Support Sites Supply Chain ~$ 64B 25 ~50 900+ 200k+ 73M -53 Gross Production Manufacturing Distribution Parts Distribution Orders Shipped Pounds of Recycled Plastic Day Cash Spend with Suppliers Locations Centers Centers Per Day & Other Sustainable Conversion Cycle Materials in our Products Since 2014HOW WE ARE ORGANIZED Infrastructure Client Solutions VMware Other Aligned Solutions Group Group Businesses Dell Financial Services Go-to-Market Global Services & Support 34k+ 165+ >40 95% 7 87 Dell EMC Countries Supported Languages Customer Global Command Technical Services Professionals Worldwide Satisfaction Rating Centers Support Sites Supply Chain ~$ 64B 25 ~50 900+ 200k+ 73M -53 Gross Production Manufacturing Distribution Parts Distribution Orders Shipped Pounds of Recycled Plastic Day Cash Spend with Suppliers Locations Centers Centers Per Day & Other Sustainable Conversion Cycle Materials in our Products Since 2014

BUSINESS OVERVIEW CSG ISG VMWARE AND OTHER ALIGNED BUSINESSESBUSINESS OVERVIEW CSG ISG VMWARE AND OTHER ALIGNED BUSINESSES

BUSINESS OVERVIEW CSGBUSINESS OVERVIEW CSG

CLIENT SOLUTIONS GROUP (CSG) Revenue (TTM) Operating Income (TTM) Highlights $ $ Increased worldwide PC unit 41.7B 2.1B share year-over-year for 1 22 consecutive quarters Dell continues to outgrow industry in PCs and flat panel monitors 3 4 Workstation Units Displays 2 PC Revenue # # # 40.7% Share 20.3% Share Balanced Direct and Commercial mix 1 1 1 Investing in growth areas: SMB, gaming, high-end notebooks, and monitors Focused on VMware coordination 1 1 1 Commercial Units Consumer Units around Workspace ONE PC Units # 18.2% Share # 22.8% Share # 12.0% Share 3 3 3 Strong S&P and services up-sell from attach motion 1 2 Based on the IDC WW Quarterly Personal Computing Device (PCD) Tracker CY18Q2. Based on Company analysis. Reflects the overall PC business, which includes software, services and peripherals 3 4 (excluding printers and ink) that attach to sales of PC units. Based on the IDC WW Workstation Tracker CY18Q2. Based on the DisplaySearch Desktop Monitor Market Tracker CY18Q2 CLIENT SOLUTIONS GROUP (CSG) Revenue (TTM) Operating Income (TTM) Highlights $ $ Increased worldwide PC unit 41.7B 2.1B share year-over-year for 1 22 consecutive quarters Dell continues to outgrow industry in PCs and flat panel monitors 3 4 Workstation Units Displays 2 PC Revenue # # # 40.7% Share 20.3% Share Balanced Direct and Commercial mix 1 1 1 Investing in growth areas: SMB, gaming, high-end notebooks, and monitors Focused on VMware coordination 1 1 1 Commercial Units Consumer Units around Workspace ONE PC Units # 18.2% Share # 22.8% Share # 12.0% Share 3 3 3 Strong S&P and services up-sell from attach motion 1 2 Based on the IDC WW Quarterly Personal Computing Device (PCD) Tracker CY18Q2. Based on Company analysis. Reflects the overall PC business, which includes software, services and peripherals 3 4 (excluding printers and ink) that attach to sales of PC units. Based on the IDC WW Workstation Tracker CY18Q2. Based on the DisplaySearch Desktop Monitor Market Tracker CY18Q2

CSG INDUSTRY TRENDS W ORLDW IDE PC REVENUE FORECAST ($B) PC UNIT SHARE TREND (UNITS SOLD) 75% 65% $250 2% 1 55% CAGR $200 45% 35% $150 Top 3 Vendors (Dell, HP, Lenovo) All Others 25% 1Q'12 2Q'13 3Q'14 4Q'15 1Q'17 2Q'18 $100 DELL Y/Y CHANGE IN GLOBAL PC UNIT SHARE (BPS) $50 22 consecutive quarters of Y/Y share gains 300 $- 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 225 188 174 169 162 158 143 129 129 150 120 IDC forecasts trajectory to stabilize over next few years 119 114 111 110 105 90 86 83 70 75 Demand supported by release of new operating 21 3 1 1 systems and end-of-life support for older systems 0 Q1'13 Q3'13 Q1'14 Q3'14 Q1'15 Q3'15 Q1'16 Q3'16 Q1'17 Q3'17 Q1'18 1 Source: IDC (2018). 5-year CAGR from 2016-2021.CSG INDUSTRY TRENDS W ORLDW IDE PC REVENUE FORECAST ($B) PC UNIT SHARE TREND (UNITS SOLD) 75% 65% $250 2% 1 55% CAGR $200 45% 35% $150 Top 3 Vendors (Dell, HP, Lenovo) All Others 25% 1Q'12 2Q'13 3Q'14 4Q'15 1Q'17 2Q'18 $100 DELL Y/Y CHANGE IN GLOBAL PC UNIT SHARE (BPS) $50 22 consecutive quarters of Y/Y share gains 300 $- 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 225 188 174 169 162 158 143 129 129 150 120 IDC forecasts trajectory to stabilize over next few years 119 114 111 110 105 90 86 83 70 75 Demand supported by release of new operating 21 3 1 1 systems and end-of-life support for older systems 0 Q1'13 Q3'13 Q1'14 Q3'14 Q1'15 Q3'15 Q1'16 Q3'16 Q1'17 Q3'17 Q1'18 1 Source: IDC (2018). 5-year CAGR from 2016-2021.

DELL MAINTAINS THE HIGHEST PC PROFITS IN THE INDUSTRY Premium enterprise & consumer products Services Best-in-class peripherals and display offerings Global Services Full suite of industry-leading Peripherals support services Financial Flexible financing packages ™ Services Superior direct salesforce Financing SoftwareDELL MAINTAINS THE HIGHEST PC PROFITS IN THE INDUSTRY Premium enterprise & consumer products Services Best-in-class peripherals and display offerings Global Services Full suite of industry-leading Peripherals support services Financial Flexible financing packages ™ Services Superior direct salesforce Financing Software

BUSINESS OVERVIEW ISGBUSINESS OVERVIEW ISG

INFRASTRUCTURE SOLUTIONS GROUP (ISG) Revenue (TTM) Operating Income (TTM) Highlights $ $ Simplified the ISG organization, 34.4B 3.9B aligning leaders and product categories #1 in major storage categories including all-flash array, hyper- converged infrastructure, high-end, Hyperconverged All-Flash Arrays External Storage # # # Infrastructure mid-range and unstructured 1 1 26.8% Share 29.2% Share 2 29.6% Share 1 1 1 Significant revenue synergy from combination of heritage Dell and EMC sales forces Market-leading HCI product Mainstream Double-Digit x86 Server Units # # development in collaboration Server Revenue 1 19.7% Share Revenue Growth 1 with VMware 28.1% Share 3 1 1 2 Consecutive Quarters 1 2 Storage and server share is IDC data based on calendar Q2 2018. AFA share position is statistical tie with NetApp. HCI share is IDC data based on calendar Q1 2018. 3 Based on reported revenue results for fiscal Q2 2019. INFRASTRUCTURE SOLUTIONS GROUP (ISG) Revenue (TTM) Operating Income (TTM) Highlights $ $ Simplified the ISG organization, 34.4B 3.9B aligning leaders and product categories #1 in major storage categories including all-flash array, hyper- converged infrastructure, high-end, Hyperconverged All-Flash Arrays External Storage # # # Infrastructure mid-range and unstructured 1 1 26.8% Share 29.2% Share 2 29.6% Share 1 1 1 Significant revenue synergy from combination of heritage Dell and EMC sales forces Market-leading HCI product Mainstream Double-Digit x86 Server Units # # development in collaboration Server Revenue 1 19.7% Share Revenue Growth 1 with VMware 28.1% Share 3 1 1 2 Consecutive Quarters 1 2 Storage and server share is IDC data based on calendar Q2 2018. AFA share position is statistical tie with NetApp. HCI share is IDC data based on calendar Q1 2018. 3 Based on reported revenue results for fiscal Q2 2019.

ISG INDUSTRY TRENDS Dell Technologies is the clear leader in x86 Servers, External Storage, and Hyperconverged Infrastructure # # # HYPERCONVERGED x86 SERVERS EXTERNAL STORAGE INFRASTRUCTURE 1 1 1 (Revenue, in $B) (Revenue, in $B) (Revenue, in $B) All-Flash Array 27% CAGR $10.1 9% CAGR 0% CAGR 44% $86.6 CAGR $25.8 $25.8 $25.9 $75.5 $5.8 35% 39% 42% $52.7 17% 26% 47% 48% $1.1 35% 11% 2015A 2018E 2021E 2015A 2018E 2021E 2015A 2018E 2021E All-Flash Array Hard Disk Array Hybrid Array Source: Gartner, IDC (2018)ISG INDUSTRY TRENDS Dell Technologies is the clear leader in x86 Servers, External Storage, and Hyperconverged Infrastructure # # # HYPERCONVERGED x86 SERVERS EXTERNAL STORAGE INFRASTRUCTURE 1 1 1 (Revenue, in $B) (Revenue, in $B) (Revenue, in $B) All-Flash Array 27% CAGR $10.1 9% CAGR 0% CAGR 44% $86.6 CAGR $25.8 $25.8 $25.9 $75.5 $5.8 35% 39% 42% $52.7 17% 26% 47% 48% $1.1 35% 11% 2015A 2018E 2021E 2015A 2018E 2021E 2015A 2018E 2021E All-Flash Array Hard Disk Array Hybrid Array Source: Gartner, IDC (2018)

SERVERS: STRONG PERFORMANCE AND TAKING SHARE 1 2 STRONG FINANCIAL PERFORMANCE LEADING SHARE POSITION (REVENUE $B) (x86 SERVERS) Highlights Strong momentum since 2H FY18 – double-digit growth in units and revenue 20.8% for both Q1 and Q2 FY19 70% $5.1 Leading innovator at the forefront of handling workloads for AI, ML, 15.1% and data analytics Focus on products that handle $2.9 emerging workloads at scale as data management and processing needs grow over time 5.2% Balancing rapid business expansion with improving profitability Take Private (Q3 FY14) Today (Q2 FY19) 1 2 Based on reported results for Servers & Networking: Q3 FY14 reported under ASC 605. Based on the IDC Quarterly Server Tracker - Final Historical, 2018Q2SERVERS: STRONG PERFORMANCE AND TAKING SHARE 1 2 STRONG FINANCIAL PERFORMANCE LEADING SHARE POSITION (REVENUE $B) (x86 SERVERS) Highlights Strong momentum since 2H FY18 – double-digit growth in units and revenue 20.8% for both Q1 and Q2 FY19 70% $5.1 Leading innovator at the forefront of handling workloads for AI, ML, 15.1% and data analytics Focus on products that handle $2.9 emerging workloads at scale as data management and processing needs grow over time 5.2% Balancing rapid business expansion with improving profitability Take Private (Q3 FY14) Today (Q2 FY19) 1 2 Based on reported results for Servers & Networking: Q3 FY14 reported under ASC 605. Based on the IDC Quarterly Server Tracker - Final Historical, 2018Q2

STORAGE: BUSINESS ACCELERATION 2018 AND BEYOND One Team Roadmap to Portfolio Investing in Go-to-Market Focus Innovation & Simplification Innovation Improvements Enhancements Significant Progress Made with a Roadmap in Place for Further EnhancementsSTORAGE: BUSINESS ACCELERATION 2018 AND BEYOND One Team Roadmap to Portfolio Investing in Go-to-Market Focus Innovation & Simplification Innovation Improvements Enhancements Significant Progress Made with a Roadmap in Place for Further Enhancements

STORAGE: SIMPLIFICATION DRIVING INNOVATION MULTI -YEAR J OURNEY TODAY DNA PILLARS FUTURE-PROOF VMAX PowerMax NOW! High End XTREMIO X2 UNITY MidRange.NEXT Mid Range SC MD3 Entry PowerVault NOW! ISILON Unstructured.NEXT Unstructured ECSSTORAGE: SIMPLIFICATION DRIVING INNOVATION MULTI -YEAR J OURNEY TODAY DNA PILLARS FUTURE-PROOF VMAX PowerMax NOW! High End XTREMIO X2 UNITY MidRange.NEXT Mid Range SC MD3 Entry PowerVault NOW! ISILON Unstructured.NEXT Unstructured ECS

STORAGE: SUCCESS TO DATE & NEXT STEPS SIGNIFICANT PROGRESS POINTS ROADMAP & FUTURE INITIATIVES Executing plan to grow revenue and take share Triple-Digit Y/Y Storage Revenue Growth Simplifying the portfolio roadmap 12% Growth for in Both the VxRail 1H FY19 while enhancing R&D focus 1 & VxRack Offering Increasing VMware integration Customer-driven products # IDC’s PBBA Share Gain 330 2 3 in 1H CY18 Segment for modern data center 1 bps Extending Storage & Data Protection across multi-cloud strategy 1 2 Based on orders data. Based on the IDC Quarterly Enterprise Storage Systems Tracker - Final Historical for world-wide external storage, 2018Q2. 3 Based on the IDC Quarterly Purpose Built Backup Appliance Tracker - Final Historical, 2018Q2. STORAGE: SUCCESS TO DATE & NEXT STEPS SIGNIFICANT PROGRESS POINTS ROADMAP & FUTURE INITIATIVES Executing plan to grow revenue and take share Triple-Digit Y/Y Storage Revenue Growth Simplifying the portfolio roadmap 12% Growth for in Both the VxRail 1H FY19 while enhancing R&D focus 1 & VxRack Offering Increasing VMware integration Customer-driven products # IDC’s PBBA Share Gain 330 2 3 in 1H CY18 Segment for modern data center 1 bps Extending Storage & Data Protection across multi-cloud strategy 1 2 Based on orders data. Based on the IDC Quarterly Enterprise Storage Systems Tracker - Final Historical for world-wide external storage, 2018Q2. 3 Based on the IDC Quarterly Purpose Built Backup Appliance Tracker - Final Historical, 2018Q2.

BUSINESS OVERVIEW VMWARE AND OTHER ALIGNED BUSINESSESBUSINESS OVERVIEW VMWARE AND OTHER ALIGNED BUSINESSES

VMWARE 1 1 Revenue (TTM) Operating Income (TTM) Highlights $ $ 8.4B 2.8B Double-digit license bookings growth across all major product categories in Q2 FY19 # At the forefront of Software-Defined 1 500k+ 99% Data Center, Hybrid Cloud, and End User Computing Fortune 500 2 Leader in Virtualization Global Customers Choose VMW Continued strong growth for VMware Cloud Provider Program # Rapid expansion of geo coverage and service functionality for VMware 75k+ 20k+ 21 Cloud on AWS Solution Partners Employees On Forbes’ list of America’s Worldwide Best Employers 1 2 VMware revenue reflects the operations of VMware within Dell Technologies, and differs from revenue of VMware, Inc. on a standalone basis. Source: IDCVMWARE 1 1 Revenue (TTM) Operating Income (TTM) Highlights $ $ 8.4B 2.8B Double-digit license bookings growth across all major product categories in Q2 FY19 # At the forefront of Software-Defined 1 500k+ 99% Data Center, Hybrid Cloud, and End User Computing Fortune 500 2 Leader in Virtualization Global Customers Choose VMW Continued strong growth for VMware Cloud Provider Program # Rapid expansion of geo coverage and service functionality for VMware 75k+ 20k+ 21 Cloud on AWS Solution Partners Employees On Forbes’ list of America’s Worldwide Best Employers 1 2 VMware revenue reflects the operations of VMware within Dell Technologies, and differs from revenue of VMware, Inc. on a standalone basis. Source: IDC

VMWARE INNOVATION & INTEGRATION ACROSS DELL TECHNOLOGIES PORTFOLIO Unmatched level of partnership and integration INT EGRAT ED SOLUT IONS BENEFIT S FOR DELL T ECHNOLOGIES Software Defined Storage Well-Positioned as the One-Stop Shop in the Industry $ Software Defined Networking 400M Significantly expanded Synergies Realized (FY18) cross-selling opportunities Compute Better equipped to meet On-track to Achieve Hyperconverged Infrastructure the needs of customers $ 700M Cloud Reinforces strong Synergies (FY19) product ecosystem Workspace ONEVMWARE INNOVATION & INTEGRATION ACROSS DELL TECHNOLOGIES PORTFOLIO Unmatched level of partnership and integration INT EGRAT ED SOLUT IONS BENEFIT S FOR DELL T ECHNOLOGIES Software Defined Storage Well-Positioned as the One-Stop Shop in the Industry $ Software Defined Networking 400M Significantly expanded Synergies Realized (FY18) cross-selling opportunities Compute Better equipped to meet On-track to Achieve Hyperconverged Infrastructure the needs of customers $ 700M Cloud Reinforces strong Synergies (FY19) product ecosystem Workspace ONE

APPLICAT IONS DELL TECHNOLOGIES PROVIDES A COMPREHENSIVE SOLUTION Digital Transformation IT Transformation Cloud Workforce Transformation Infrastructure Security Transformation Services Consumption Global Services Enabled by Best-in-Class Go-to-Market and Channel Program with Industry-leading Supply Chain & ScaleAPPLICAT IONS DELL TECHNOLOGIES PROVIDES A COMPREHENSIVE SOLUTION Digital Transformation IT Transformation Cloud Workforce Transformation Infrastructure Security Transformation Services Consumption Global Services Enabled by Best-in-Class Go-to-Market and Channel Program with Industry-leading Supply Chain & Scale

BUSINESS OVERVIEW Q&A | Jeff Clarke, Vice Chairman, Products & Operations | Michael Dell, Chairman & CEO | Tom Sweet, Chief Financial OfficerBUSINESS OVERVIEW Q&A | Jeff Clarke, Vice Chairman, Products & Operations | Michael Dell, Chairman & CEO | Tom Sweet, Chief Financial Officer

GO-TO-MARKET | Marius Haas, President & Chief Commercial Officer | Bill Scannell, President, Global Enterprise Sales & Customer Operations | Dennis Hoffman, Senior Vice President, Corporate StrategyGO-TO-MARKET | Marius Haas, President & Chief Commercial Officer | Bill Scannell, President, Global Enterprise Sales & Customer Operations | Dennis Hoffman, Senior Vice President, Corporate Strategy

DELL TECHNOLOGIES GO-TO-MARKET (GTM) CAPABILITY BY THE NUMBERS Largest worldwide IT sales network Direct sellers in 72 countries 150k+ partner network in all countries 34k+ Dell EMC services professionals in 165 countries 180 Countries Covered Captive financing arm (Dell Financial Services) enabling $ innovative financing solutions 86.8B TTM Non-GAAP Revenue Full portfolio compensation plans driving significant Dell Technologies cross-sell Direct & Channel Coverage 40k Sales Team Members Channel & Online OnlyDELL TECHNOLOGIES GO-TO-MARKET (GTM) CAPABILITY BY THE NUMBERS Largest worldwide IT sales network Direct sellers in 72 countries 150k+ partner network in all countries 34k+ Dell EMC services professionals in 165 countries 180 Countries Covered Captive financing arm (Dell Financial Services) enabling $ innovative financing solutions 86.8B TTM Non-GAAP Revenue Full portfolio compensation plans driving significant Dell Technologies cross-sell Direct & Channel Coverage 40k Sales Team Members Channel & Online Only

TARGETED, TOP TO BOTTOM COVERAGE OF A SEGMENTED & EVOLVING IT MARKET ADDRESSABLE MARKET COVERAGE MODEL ELEMENTS OPPORTUNITY Typical Rev. % of Total Architectural Outcome-based Outside-led Inside-led Inbound Channel E-commerce 1 per account ($) ($ spend) advisory solution selling relationship relationship transactional partnership platform >$50M 17% Transformational Large $25M-50M 11% Solution-centric $5M-50M 20% Product-oriented Account Size Public Sector $1M-25M+ 33% Medium Business $50k-1M 8% Small Small Business <$50k 11% Defining Attribute Supporting Capability 1 Varies by geographyTARGETED, TOP TO BOTTOM COVERAGE OF A SEGMENTED & EVOLVING IT MARKET ADDRESSABLE MARKET COVERAGE MODEL ELEMENTS OPPORTUNITY Typical Rev. % of Total Architectural Outcome-based Outside-led Inside-led Inbound Channel E-commerce 1 per account ($) ($ spend) advisory solution selling relationship relationship transactional partnership platform >$50M 17% Transformational Large $25M-50M 11% Solution-centric $5M-50M 20% Product-oriented Account Size Public Sector $1M-25M+ 33% Medium Business $50k-1M 8% Small Small Business <$50k 11% Defining Attribute Supporting Capability 1 Varies by geography

BUILDING DELL TECHNOLOGIES’ GO-TO-MARKET PHASE 0: Identifying Opportunity Pre-merger <20% commonality in respective top 5k revenue accounts Significant revenue synergy opportunity DT Select & Global Accounts PHASE 1: Initial Guiding Principles Two complementary sales orgs & leaders Enterprise Customer first Maintain revenue & margin Maximize consistency & simplicity Commercial PHASE 2: Optimize Increase investment in coverage Optimize route-to-market for customer needs Consumer & Small Business Optimize specialist coverage ratiosBUILDING DELL TECHNOLOGIES’ GO-TO-MARKET PHASE 0: Identifying Opportunity Pre-merger <20% commonality in respective top 5k revenue accounts Significant revenue synergy opportunity DT Select & Global Accounts PHASE 1: Initial Guiding Principles Two complementary sales orgs & leaders Enterprise Customer first Maintain revenue & margin Maximize consistency & simplicity Commercial PHASE 2: Optimize Increase investment in coverage Optimize route-to-market for customer needs Consumer & Small Business Optimize specialist coverage ratios

GO-TO-MARKET MODEL: ENTERPRISE Housed in Enterprise Housed in CSG Housed in Commercial Housed in Services Alliances Support Enterprise DT Select & Global Accounts Global Technical Global Specialty Presales Storage Sales Tier 1 Global Client & Enterprise Global OEM & Compute Sales Tier 2 IoT Solutions Sales Enterprise Executives Preferred Tier 3 Client Specialists Support Commercial Consulting Global Technical Commercial Support & Deploy Presales Global Commercial ISG Sales Channel Consumer & Small Business Infrastructure Solutions Group | Client Solutions Group Dell EMC Services | VMware | Pivotal | Virtustream | SecureworksGO-TO-MARKET MODEL: ENTERPRISE Housed in Enterprise Housed in CSG Housed in Commercial Housed in Services Alliances Support Enterprise DT Select & Global Accounts Global Technical Global Specialty Presales Storage Sales Tier 1 Global Client & Enterprise Global OEM & Compute Sales Tier 2 IoT Solutions Sales Enterprise Executives Preferred Tier 3 Client Specialists Support Commercial Consulting Global Technical Commercial Support & Deploy Presales Global Commercial ISG Sales Channel Consumer & Small Business Infrastructure Solutions Group | Client Solutions Group Dell EMC Services | VMware | Pivotal | Virtustream | Secureworks

ENTERPRISE SALES SEGMENT FOCUS AREAS Global Enterprise Inside Sales Modern Data Transformation Preferred Investment Center Team OfficeENTERPRISE SALES SEGMENT FOCUS AREAS Global Enterprise Inside Sales Modern Data Transformation Preferred Investment Center Team Office

REALIZING THE POWER OF DELL TECHNOLOGIES + FY16 Bookings FY18 Bookings DIGITAL IT WORKFORCE SECURITY Storage All-in Storage All-in TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION A Global $363M $522M $96M $173M SaaS Provider (+278%) (+202%) A Multi-National $157M $292M $100M $145M Bank (+57%) (+101%) An Investment $96M $123M $20M $26M Management Firm (+380%) (+373%)REALIZING THE POWER OF DELL TECHNOLOGIES + FY16 Bookings FY18 Bookings DIGITAL IT WORKFORCE SECURITY Storage All-in Storage All-in TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION A Global $363M $522M $96M $173M SaaS Provider (+278%) (+202%) A Multi-National $157M $292M $100M $145M Bank (+57%) (+101%) An Investment $96M $123M $20M $26M Management Firm (+380%) (+373%)

GO-TO-MARKET MODEL: COMMERCIAL Housed in Enterprise Housed in CSG Housed in Commercial Housed in Services Alliances DT Select & Global Accounts Support Enterprise Global Technical Global Specialty Presales Enterprise Storage Sales Global Client & Global OEM & Compute Sales IoT Solutions Sales Executives Tier 1 Client Specialists Commercial Tier 2 Support Commercial Consulting Global Technical Support & Deploy Tier 3 Presales Global Commercial ISG Sales Channel Consumer & Small Business Infrastructure Solutions Group | Client Solutions Group Dell EMC Services | VMware | Pivotal | Virtustream | SecureworksGO-TO-MARKET MODEL: COMMERCIAL Housed in Enterprise Housed in CSG Housed in Commercial Housed in Services Alliances DT Select & Global Accounts Support Enterprise Global Technical Global Specialty Presales Enterprise Storage Sales Global Client & Global OEM & Compute Sales IoT Solutions Sales Executives Tier 1 Client Specialists Commercial Tier 2 Support Commercial Consulting Global Technical Support & Deploy Tier 3 Presales Global Commercial ISG Sales Channel Consumer & Small Business Infrastructure Solutions Group | Client Solutions Group Dell EMC Services | VMware | Pivotal | Virtustream | Secureworks

COMMERCIAL SALES SEGMENT FOCUS AREAS Channel Velocity Storage Program Global OEM Business Public / Federal Sales Enhancements & IoT Sales Coverage Sector Focus Capacity Investments Investments C H A N N E L $ 43B Revenue 1 (Double Digit % Growth ) 1 Channel growth based on Q2 FY19 Y/Y and 1H FY19 Y/Y orders revenueCOMMERCIAL SALES SEGMENT FOCUS AREAS Channel Velocity Storage Program Global OEM Business Public / Federal Sales Enhancements & IoT Sales Coverage Sector Focus Capacity Investments Investments C H A N N E L $ 43B Revenue 1 (Double Digit % Growth ) 1 Channel growth based on Q2 FY19 Y/Y and 1H FY19 Y/Y orders revenue

REALIZING THE POWER OF DELL TECHNOLOGIES + FY16 Bookings FY18 Bookings DIGITAL IT WORKFORCE SECURITY Storage All-in Storage All-in TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION U.S. Federal $102.0M $296.8M Government $52.0M $165.4M (+96%) (+79%) Customer Financial $27.9M $40.5M $1.6M $3.7M Services in India (+128%) (+45%) Intergovernmental $9.9M $25.5M $0.6M $3.9M Organization (+1,635%) (+558%)REALIZING THE POWER OF DELL TECHNOLOGIES + FY16 Bookings FY18 Bookings DIGITAL IT WORKFORCE SECURITY Storage All-in Storage All-in TRANSFORMATION TRANSFORMATION TRANSFORMATION TRANSFORMATION U.S. Federal $102.0M $296.8M Government $52.0M $165.4M (+96%) (+79%) Customer Financial $27.9M $40.5M $1.6M $3.7M Services in India (+128%) (+45%) Intergovernmental $9.9M $25.5M $0.6M $3.9M Organization (+1,635%) (+558%)

WINNING TOGETHER IN FY18 1 $ $ 400M 509M +60% Booking Revenue Y/Y Referral Synergies ACV Growth +1.5k +128% +70% +63% Y/Y Enterprise Y/Y Growth in Partner Origination New Cloud Orders Growth Sell Through Opportunities Revenue Customers 1 FY18 stand-alone revenueWINNING TOGETHER IN FY18 1 $ $ 400M 509M +60% Booking Revenue Y/Y Referral Synergies ACV Growth +1.5k +128% +70% +63% Y/Y Enterprise Y/Y Growth in Partner Origination New Cloud Orders Growth Sell Through Opportunities Revenue Customers 1 FY18 stand-alone revenue

GO-TO-MARKET Q&A | Marius Haas, President & Chief Commercial Officer | Bill Scannell, President, Global Enterprise Sales & Customer Operations | Dennis Hoffman, Senior Vice President, Corporate StrategyGO-TO-MARKET Q&A | Marius Haas, President & Chief Commercial Officer | Bill Scannell, President, Global Enterprise Sales & Customer Operations | Dennis Hoffman, Senior Vice President, Corporate Strategy

STRATEGICALLY ALIGNED BUSINESS PANEL | Michael Dell, Chairman & CEO – Dell Technologies | Sanjay Poonen, COO, Customer Operations – VMware | Rob Mee, CEO – Pivotal | Mike Cote, President & CEO – SecureworksSTRATEGICALLY ALIGNED BUSINESS PANEL | Michael Dell, Chairman & CEO – Dell Technologies | Sanjay Poonen, COO, Customer Operations – VMware | Rob Mee, CEO – Pivotal | Mike Cote, President & CEO – Secureworks

DELL TECHNOLOGIES EXECUTIVE LEADERSHIP TEAM Collaborative council focused on the most strategic business decisions to drive Dell Technologies’ value and operationalize our Better Together philosophy Michael Dell Jeff Clarke Mike Cote Allison Dew Howard Elias Pat Gelsinger Marius Haas Dennis Hoffman Chairman & CEO VC, Products & CEO, CMO President, CEO, VMware President & Chief SVP, Strategy Operations Secureworks Services & IT Commercial Officer Rob Mee Steve Price Karen Quintos Rory Read Rich Rothberg Bill Scannell Tom Sweet CEO, Pivotal CHRO CCO COE, Dell & General Counsel President, Global CFO President, Enterprise Sales Virtustream & Customer OperationsDELL TECHNOLOGIES EXECUTIVE LEADERSHIP TEAM Collaborative council focused on the most strategic business decisions to drive Dell Technologies’ value and operationalize our Better Together philosophy Michael Dell Jeff Clarke Mike Cote Allison Dew Howard Elias Pat Gelsinger Marius Haas Dennis Hoffman Chairman & CEO VC, Products & CEO, CMO President, CEO, VMware President & Chief SVP, Strategy Operations Secureworks Services & IT Commercial Officer Rob Mee Steve Price Karen Quintos Rory Read Rich Rothberg Bill Scannell Tom Sweet CEO, Pivotal CHRO CCO COE, Dell & General Counsel President, Global CFO President, Enterprise Sales Virtustream & Customer Operations

LEADERSHIP COUNCIL MODEL Our councils drive collaborative decision-making, resolve key issues, and create better strategic alignment STRATEGY TECHNOLOGY MARKETING GTM SERVICES COUNCIL COUNCIL COUNCIL COUNCIL COUNCIL Data Strategy AI & IoT Cohesive Brand Account Planning Services Catalogue Future Platform for Cloud Events Partner Programs Services Strategy Product Development Patent Portfolio Messaging Sales Compensation Experience SaaSLEADERSHIP COUNCIL MODEL Our councils drive collaborative decision-making, resolve key issues, and create better strategic alignment STRATEGY TECHNOLOGY MARKETING GTM SERVICES COUNCIL COUNCIL COUNCIL COUNCIL COUNCIL Data Strategy AI & IoT Cohesive Brand Account Planning Services Catalogue Future Platform for Cloud Events Partner Programs Services Strategy Product Development Patent Portfolio Messaging Sales Compensation Experience SaaS

Dell Technologies + VMware: Synergies + Opportunities Sanjay Poonen Chief Operating Officer Customer Operations VMware @spoonenDell Technologies + VMware: Synergies + Opportunities Sanjay Poonen Chief Operating Officer Customer Operations VMware @spoonen

VMware Story Security • Software-Defined Digital Data Center Workspace • Hybrid Cloud Desktop Edge/Mobile Apps Data Center Cloud • End-User Computing Cloud FoundationVMware Story Security • Software-Defined Digital Data Center Workspace • Hybrid Cloud Desktop Edge/Mobile Apps Data Center Cloud • End-User Computing Cloud Foundation

VMware Vision The Essential, Ubiquitous Digital FoundationVMware Vision The Essential, Ubiquitous Digital Foundation

VMware Vision The Essential, Ubiquitous Digital Foundation 3 Dell Tech + VMware Synergies 4 1. Server Virtualization  (vSphere with Dell Servers) 1 2. Hyper-Converged Infrastructure  (VxRail as an engineered HCI appliance powered by vSAN) 3. Digital Workspace  2 (Workspace ONE with Dell Clients) 4. Developer-Ready Infrastructure  5 (VMware + Pivotal Kubernetes Container Platform) 5. Managed Security   (VMware + Secureworks) 6. GTM Synergies • Geo Convergence • Emerging Countries • SLED 7. Other Futures • Edge & IoTVMware Vision The Essential, Ubiquitous Digital Foundation 3 Dell Tech + VMware Synergies 4 1. Server Virtualization (vSphere with Dell Servers) 1 2. Hyper-Converged Infrastructure (VxRail as an engineered HCI appliance powered by vSAN) 3. Digital Workspace 2 (Workspace ONE with Dell Clients) 4. Developer-Ready Infrastructure 5 (VMware + Pivotal Kubernetes Container Platform) 5. Managed Security (VMware + Secureworks) 6. GTM Synergies • Geo Convergence • Emerging Countries • SLED 7. Other Futures • Edge & IoT

Rob Mee CEORob Mee CEO

Dell Technologies & Pivotal Synergies: ● PKS with VMware ● PRA with Dell EMC ● GTM SynergyDell Technologies & Pivotal Synergies: ● PKS with VMware ● PRA with Dell EMC ● GTM Synergy

Mike Cote President and CEOMike Cote President and CEO

Secureworks Overview $500M+ 250B 4,300+ • We combine Human and Revenue Events processed Clients in FY19 Estimate daily Machine Intelligence 54 Countries 19% • We have Unmatched Visibility 5 Year CAGR into the threat landscape • We harness the power of the 10 18+ 2,500+ Consecutive times Years of Attack & Employees Network Effect Recognized as a Threat Actor Data Leader in Gartner • We are 100% Security Focused Global Magic Quadrant* * Gartner, “Magic Quadrant for Managed Security Services, Worldwide”, Toby Bussa,Kelly M. Kavanagh, Sid Deshpande, Pete Shoard, 27 February 2018. The report was formerly titled Magic TM Quadrant for Global MSSPs and Magic Quadrant for MSSPs, North America. Powered by the Counter Threat Platform Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.Secureworks Overview $500M+ 250B 4,300+ • We combine Human and Revenue Events processed Clients in FY19 Estimate daily Machine Intelligence 54 Countries 19% • We have Unmatched Visibility 5 Year CAGR into the threat landscape • We harness the power of the 10 18+ 2,500+ Consecutive times Years of Attack & Employees Network Effect Recognized as a Threat Actor Data Leader in Gartner • We are 100% Security Focused Global Magic Quadrant* * Gartner, “Magic Quadrant for Managed Security Services, Worldwide”, Toby Bussa,Kelly M. Kavanagh, Sid Deshpande, Pete Shoard, 27 February 2018. The report was formerly titled Magic TM Quadrant for Global MSSPs and Magic Quadrant for MSSPs, North America. Powered by the Counter Threat Platform Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Go-to-Market Strategic Product Partnership Partnership $80M Referred ACV EXAMPLE: Virtual 60% YoY Growth est. Application Defense 40,000 Sales Leverage existing Team Members virtual infrastructure Offload burden of Emerging Countries building capture, detect and respond capabilities Keep application users’ data secure Leader in Leader in Two trusted partners Security Solutions Virtualization with two decades of industry leadership Securing Applications in Virtualized and Cloud EnvironmentsGo-to-Market Strategic Product Partnership Partnership $80M Referred ACV EXAMPLE: Virtual 60% YoY Growth est. Application Defense 40,000 Sales Leverage existing Team Members virtual infrastructure Offload burden of Emerging Countries building capture, detect and respond capabilities Keep application users’ data secure Leader in Leader in Two trusted partners Security Solutions Virtualization with two decades of industry leadership Securing Applications in Virtualized and Cloud Environments

STRATEGICALLY ALIGNED BUSINESS PANEL Q&A | Michael Dell, Chairman & CEO – Dell Technologies | Sanjay Poonen, COO, Customer Operations – VMware | Rob Mee, CEO – Pivotal | Mike Cote, President & CEO – SecureworksSTRATEGICALLY ALIGNED BUSINESS PANEL Q&A | Michael Dell, Chairman & CEO – Dell Technologies | Sanjay Poonen, COO, Customer Operations – VMware | Rob Mee, CEO – Pivotal | Mike Cote, President & CEO – Secureworks

Financial Performance and Outlook | Tom Sweet, Chief Financial OfficerFinancial Performance and Outlook | Tom Sweet, Chief Financial Officer

Dell Technologies Value Proposition Well Positioned in Large Focus on Long-Term Compelling Transaction and Growing Market Growth and Cash Flow for All StockholdersDell Technologies Value Proposition Well Positioned in Large Focus on Long-Term Compelling Transaction and Growing Market Growth and Cash Flow for All Stockholders

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders EXPANDING MARKET OPPORTUNITY 1 GROWING MARKET: WW IT SPENDING DELL OUT PERFORMANCE VS. MARKET 4% CAGR 2 $ External Storage +18% 3.5 +14% $ 3.4 3 Mainstream Server +44% +34% $ 3.2 $ 3.1 4 +76% Hyperconverged +142% 5 Client (PC) +9% +2% 5 +5% Commercial (PC) +10% 5 +6% Consumer (PC) -2% 2018 2019 2020 2021 1 2 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). External Storage Revenue Source: Q2 CY18 IDC External Storage data as of 06-Sept-2018. Mainstream Server Revenue Source: 4 5 Q2 CY18 IDC Mainstream Server data as of 05-Sept-2018. Hyper Converged Systems Revenue Source: Q1 CY18 IDC Hyperconverged data as of 26-Jun-2018. Client Unit Source: Q2 CY18 IDC Client data as of 8-Aug-2018. $ TrillionsWell Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders EXPANDING MARKET OPPORTUNITY 1 GROWING MARKET: WW IT SPENDING DELL OUT PERFORMANCE VS. MARKET 4% CAGR 2 $ External Storage +18% 3.5 +14% $ 3.4 3 Mainstream Server +44% +34% $ 3.2 $ 3.1 4 +76% Hyperconverged +142% 5 Client (PC) +9% +2% 5 +5% Commercial (PC) +10% 5 +6% Consumer (PC) -2% 2018 2019 2020 2021 1 2 3 Market Source: Gartner, Forecast Enterprise IT Spending by Vertical Worldwide (Aug, 2018). External Storage Revenue Source: Q2 CY18 IDC External Storage data as of 06-Sept-2018. Mainstream Server Revenue Source: 4 5 Q2 CY18 IDC Mainstream Server data as of 05-Sept-2018. Hyper Converged Systems Revenue Source: Q1 CY18 IDC Hyperconverged data as of 26-Jun-2018. Client Unit Source: Q2 CY18 IDC Client data as of 8-Aug-2018. $ Trillions

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders UNIQUE CUSTOMER VALUE PROPOSITION Broad solutions offerings Differentiated go-to-market capabilities Cross sell and attach Unmatched global scale and supply chain Financial TM Global Services ServicesWell Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders UNIQUE CUSTOMER VALUE PROPOSITION Broad solutions offerings Differentiated go-to-market capabilities Cross sell and attach Unmatched global scale and supply chain Financial TM Global Services Services

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders ATTRACTIVE FINANCIAL MODEL Focus on Long-Term Industry-Leading Free Efficient Capital Growth and Share Gain Cash Flow Conversion Structure and Significant Financial FlexibilityWell Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders ATTRACTIVE FINANCIAL MODEL Focus on Long-Term Industry-Leading Free Efficient Capital Growth and Share Gain Cash Flow Conversion Structure and Significant Financial Flexibility

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders DRIVING SIGNIFICANT MOMENTUM… Dell’s Significant Share Gain Driving Above Market Growth ($ in billions) NON-GAAP REVENUE (T T M) LEVERED FREE CASH FLOW (T T M) $ $ 86.8 7.0 $ 6.1 $ 5.3 $ 83.5 $ 80.3 Q4 FY2018 Q1 FY2019 Q2 FY2019 Q4 FY2018 Q1 FY2019 Q2 FY2019 Source: Dell Technologies public filings. Note: See supplemental slides in the appendix for reconciliation of GAAP to Non -GAAP measures.Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders DRIVING SIGNIFICANT MOMENTUM… Dell’s Significant Share Gain Driving Above Market Growth ($ in billions) NON-GAAP REVENUE (T T M) LEVERED FREE CASH FLOW (T T M) $ $ 86.8 7.0 $ 6.1 $ 5.3 $ 83.5 $ 80.3 Q4 FY2018 Q1 FY2019 Q2 FY2019 Q4 FY2018 Q1 FY2019 Q2 FY2019 Source: Dell Technologies public filings. Note: See supplemental slides in the appendix for reconciliation of GAAP to Non -GAAP measures.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders … ACROSS ALL BUSINESS UNITS ($ in billions) INFRASTRUCTURE SOLUTIONS CLIENT SOLUTIONS GROUP 1 VMW ARE (TTM REVENUE) GROUP (TTM REVENUE) (TTM REVENUE) $ $ 41.7 34.4 $ 8.4 $ 40.5 $ 32.6 $ 8.2 $ 39.2 $ 30.9 $ 8.0 Q4 FY18 Q1 FY19 Q2 FY19 Q4 FY18 Q1 FY19 Q2 FY19 Q4 FY18 Q1 FY19 Q2 FY19 97% of our top 500 customers purchased products and services from at least 2 of the 3 of historical Dell, EMC and VMware in FY18 Source: Dell Technologies public filings. Pivotal, SecureWorks, RSA Security, Virtustream, and Boomi constitute Other businesses and do not meet the requirements for a reportable segment, either individually or collectively. The results of Other businesses are not material to the Company's overall results. 1 VMware revenue reflects the operations of VMware within Dell Technologies, and differs from VMware, Inc. on a standalone basis.Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders … ACROSS ALL BUSINESS UNITS ($ in billions) INFRASTRUCTURE SOLUTIONS CLIENT SOLUTIONS GROUP 1 VMW ARE (TTM REVENUE) GROUP (TTM REVENUE) (TTM REVENUE) $ $ 41.7 34.4 $ 8.4 $ 40.5 $ 32.6 $ 8.2 $ 39.2 $ 30.9 $ 8.0 Q4 FY18 Q1 FY19 Q2 FY19 Q4 FY18 Q1 FY19 Q2 FY19 Q4 FY18 Q1 FY19 Q2 FY19 97% of our top 500 customers purchased products and services from at least 2 of the 3 of historical Dell, EMC and VMware in FY18 Source: Dell Technologies public filings. Pivotal, SecureWorks, RSA Security, Virtustream, and Boomi constitute Other businesses and do not meet the requirements for a reportable segment, either individually or collectively. The results of Other businesses are not material to the Company's overall results. 1 VMware revenue reflects the operations of VMware within Dell Technologies, and differs from VMware, Inc. on a standalone basis.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders INVESTING TO SUSTAIN LONG TERM GROWTH GUIDING PRINCIPLES CONT INUED FOCUS AREAS SALES COVERAGE ▪ Disciplined Approach: Investment decisions based on maximizing ROI Focus on Improve Expand High-Value Coverage Regional ▪ Long Term Focus: Invest to strengthen Customer Model Coverage Tranches long term business model ▪ Adaptability: Level of investment will vary PRODUCT DEVELOPMENT AND INFRAST RUCT URE with opportunity and business needs IT & Product Security RoadmapWell Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders INVESTING TO SUSTAIN LONG TERM GROWTH GUIDING PRINCIPLES CONT INUED FOCUS AREAS SALES COVERAGE ▪ Disciplined Approach: Investment decisions based on maximizing ROI Focus on Improve Expand High-Value Coverage Regional ▪ Long Term Focus: Invest to strengthen Customer Model Coverage Tranches long term business model ▪ Adaptability: Level of investment will vary PRODUCT DEVELOPMENT AND INFRAST RUCT URE with opportunity and business needs IT & Product Security Roadmap

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders GROWTH ENHANCED BY DFS Innovative financing solutions support strong demand growth across segments ▪ Strong demand for financial services across the Dell family ▪ Valuable financing receivables portfolio ▪ Efficient funding across the globe, maximizing liquidity & minimizing cost 1 FINANCING RECEIVABLES GLOBAL CAPABILIT IES (in $ billions) EMEA $ $1.7B 8.2 $ $ APJ 7.8 Originations 7.6 $ $0.3B $ 7.0 6.7 Originations $ $ 6.0 5.9 North America $5.3B Originations ANZ Latin America $0.1B $0.3B Originations Originations *Includes Actuals through Dec + Jan Outlook Q4 FY17 Q1 FY18 Q2 FY18 Q3 FY18 Q4 FY18 Q1 FY19 Q2 FY19 1 Represents Q2 FY19 TTM captive and non-captive originations.Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders GROWTH ENHANCED BY DFS Innovative financing solutions support strong demand growth across segments ▪ Strong demand for financial services across the Dell family ▪ Valuable financing receivables portfolio ▪ Efficient funding across the globe, maximizing liquidity & minimizing cost 1 FINANCING RECEIVABLES GLOBAL CAPABILIT IES (in $ billions) EMEA $ $1.7B 8.2 $ $ APJ 7.8 Originations 7.6 $ $0.3B $ 7.0 6.7 Originations $ $ 6.0 5.9 North America $5.3B Originations ANZ Latin America $0.1B $0.3B Originations Originations *Includes Actuals through Dec + Jan Outlook Q4 FY17 Q1 FY18 Q2 FY18 Q3 FY18 Q4 FY18 Q1 FY19 Q2 FY19 1 Represents Q2 FY19 TTM captive and non-captive originations.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders INCREASING RECURRING REVENUE CONTRIBUTION Higher-margin services and new revenue models with longer term commitments drive strong cash flow conversion and increase revenue visibility FLEXIBLE CONSUMPT ION MODELS 1 DEFERRED REVENUE ($ in billions) $ $ $ 22.5 22.0 $ Software Growth Variable Hosted / 20.3 Programs Solutions Usage Managed GLOBAL SERVICES FY17 FY18 Q2 FY19 ▪ Growing contribution of recurring revenue / profit improving Dell PC as a Service ISG Support & Deployment revenue visibility ▪ Flexible consumption models & financing offerings benefitting Extended Warranty long term performance Software Maintenance Services 1 Deferred Revenue balances represented excluding the impact of Purchase Accounting.Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders INCREASING RECURRING REVENUE CONTRIBUTION Higher-margin services and new revenue models with longer term commitments drive strong cash flow conversion and increase revenue visibility FLEXIBLE CONSUMPT ION MODELS 1 DEFERRED REVENUE ($ in billions) $ $ $ 22.5 22.0 $ Software Growth Variable Hosted / 20.3 Programs Solutions Usage Managed GLOBAL SERVICES FY17 FY18 Q2 FY19 ▪ Growing contribution of recurring revenue / profit improving Dell PC as a Service ISG Support & Deployment revenue visibility ▪ Flexible consumption models & financing offerings benefitting Extended Warranty long term performance Software Maintenance Services 1 Deferred Revenue balances represented excluding the impact of Purchase Accounting.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders CASH FLOW GENERATION IS OUR PRIORITY T T M LEVERED FREE CASH FLOW ($ in billions) Favorable working capital dynamics, enabled by efficient supply chain: -53 day cash conversion cycle (best-in-class) $ 7.0 $ 6.1 $ 5.3 Expanding recurring revenue, $22.5B 1 deferred revenue , +11% YoY Q4 FY18 Q1 FY18 Q2 FY18 LT M LEVERED FREE CASH FLOW CONVERSION Unique, high margin attach made possible by our direct salesforce 139% 130% 128% 116% 101% 97% Strong, above-market revenue growth 2 18% Excl. Public Subs 1 2 Deferred Revenue balances represented excluding the impact of Purchase Accounting. HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture.Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders CASH FLOW GENERATION IS OUR PRIORITY T T M LEVERED FREE CASH FLOW ($ in billions) Favorable working capital dynamics, enabled by efficient supply chain: -53 day cash conversion cycle (best-in-class) $ 7.0 $ 6.1 $ 5.3 Expanding recurring revenue, $22.5B 1 deferred revenue , +11% YoY Q4 FY18 Q1 FY18 Q2 FY18 LT M LEVERED FREE CASH FLOW CONVERSION Unique, high margin attach made possible by our direct salesforce 139% 130% 128% 116% 101% 97% Strong, above-market revenue growth 2 18% Excl. Public Subs 1 2 Deferred Revenue balances represented excluding the impact of Purchase Accounting. HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders STRONG BALANCE SHEET AND FINANCIAL FLEXIBILITY ~$13.7B gross debt paid down since the acquisition of EMC DELL T ECHNOLOGIES CORE PRO FORMA LIQUIDITY PROFILE DEBT T RAJECT ORY $48.8 1 ($ in billions) ▪ ~$9.9B of cash and investments on balance sheet 2 ▪ $6.7B of cash and investments excluding publicly traded subsidiaries $39.8 $36.5 3 ▪ ~$4B undrawn revolver capacity ▪ Continue repaying near-term maturities with current liquidity and strong free cash flow ▪ Opportunistic refinancing as appropriate ▪ Moody’s, S&P and Fitch all held ratings constant for 2 Q1 FY19 At EMC Close Today Dell Technologies and VMware post-announcement (during Q3 FY17) Source: Dell Technologies public filings Note: Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related de bt, and (c) other debt. See appendix for further information regarding capital structure. 1 Represents balance sheet amounts pro forma for Class V transaction assuming maximum cash election based on Q2 FY19 reported results and $600mm debt paydown in Sep-2018. 2 3 Represents pro forma balance sheet amounts after $600mm debt paydown in Sep-2018. Represents revolver capacity excluding publicly traded subsidiaries.Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders STRONG BALANCE SHEET AND FINANCIAL FLEXIBILITY ~$13.7B gross debt paid down since the acquisition of EMC DELL T ECHNOLOGIES CORE PRO FORMA LIQUIDITY PROFILE DEBT T RAJECT ORY $48.8 1 ($ in billions) ▪ ~$9.9B of cash and investments on balance sheet 2 ▪ $6.7B of cash and investments excluding publicly traded subsidiaries $39.8 $36.5 3 ▪ ~$4B undrawn revolver capacity ▪ Continue repaying near-term maturities with current liquidity and strong free cash flow ▪ Opportunistic refinancing as appropriate ▪ Moody’s, S&P and Fitch all held ratings constant for 2 Q1 FY19 At EMC Close Today Dell Technologies and VMware post-announcement (during Q3 FY17) Source: Dell Technologies public filings Note: Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related de bt, and (c) other debt. See appendix for further information regarding capital structure. 1 Represents balance sheet amounts pro forma for Class V transaction assuming maximum cash election based on Q2 FY19 reported results and $600mm debt paydown in Sep-2018. 2 3 Represents pro forma balance sheet amounts after $600mm debt paydown in Sep-2018. Represents revolver capacity excluding publicly traded subsidiaries.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders CAPITAL ALLOCATION STRATEGY AND FINANCIAL POLICY Committed to a disciplined framework as we re-emerge in the public equity markets SINCE CLOSE OF EMC ACQUISITION MEDIUM TERM FOCUS ◼ Prioritize disciplined investments in the business $1.4B to drive long term sustained free cash flow $3.5B ◼ Continued focus on debt repayment to DVMT Share Repurchase achieve investment grade rating 1 Capex & Growth Investments ◼ Capital return strategy balanced between share $13.7B Gross Debt Paydown repurchase and potential dividend ▪ Priority of capital allocation will shift from debt paydown to stockholder return as deleveraging goals are achieved 1 All metrics shown are excluding VMware since the EMC merger transaction. Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders CAPITAL ALLOCATION STRATEGY AND FINANCIAL POLICY Committed to a disciplined framework as we re-emerge in the public equity markets SINCE CLOSE OF EMC ACQUISITION MEDIUM TERM FOCUS ◼ Prioritize disciplined investments in the business $1.4B to drive long term sustained free cash flow $3.5B ◼ Continued focus on debt repayment to DVMT Share Repurchase achieve investment grade rating 1 Capex & Growth Investments ◼ Capital return strategy balanced between share $13.7B Gross Debt Paydown repurchase and potential dividend ▪ Priority of capital allocation will shift from debt paydown to stockholder return as deleveraging goals are achieved 1 All metrics shown are excluding VMware since the EMC merger transaction.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders FINANCIAL GUIDANCE LONG T ERM T ARGETS AT CURRENT MARKET PROJECTIONS FY19 GUIDANCE Revenue Performance vs. Market (Orders Basis) TO TAL $90.5B – 92.0B 4-6% CAGR Grow at a premium to market in all major product categories NO N- ISG Mainstream Server: 5-7pts growth premium vs. market GAAP 14% – 18% 3-5% CAGR GR O W TH External Storage: 8-9pts growth premium vs. market R EVENUE C SG 8% – 12% 2-4% CAGR Client: ~115-145bps annual share gain GR O W TH NO N-GAAP O PER ATING $8.4B – 8.8B ~12% of Revenue in FY23 INC O ME NO N-GAAP NET INC O ME $4.9B – 5.3B Net income to grow more quickly than operating income Note: Client unit share expectations excluding Chrome; Mainstream Server growth premium compared to IDC forecast excluding Hyperconverged Infrastructure; External Storage growth premium compared to IDC forecast which includes Hyperconverged Infrastructure.; Internal analysis directionally adjusts IDC reporting to Dell Technologies’ product taxonomy; All IDC reporting on a CY basis, not adjusted for Dell Technologies’ FY convention; Revenue and financials represented on a Non-GAAP basis.Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders FINANCIAL GUIDANCE LONG T ERM T ARGETS AT CURRENT MARKET PROJECTIONS FY19 GUIDANCE Revenue Performance vs. Market (Orders Basis) TO TAL $90.5B – 92.0B 4-6% CAGR Grow at a premium to market in all major product categories NO N- ISG Mainstream Server: 5-7pts growth premium vs. market GAAP 14% – 18% 3-5% CAGR GR O W TH External Storage: 8-9pts growth premium vs. market R EVENUE C SG 8% – 12% 2-4% CAGR Client: ~115-145bps annual share gain GR O W TH NO N-GAAP O PER ATING $8.4B – 8.8B ~12% of Revenue in FY23 INC O ME NO N-GAAP NET INC O ME $4.9B – 5.3B Net income to grow more quickly than operating income Note: Client unit share expectations excluding Chrome; Mainstream Server growth premium compared to IDC forecast excluding Hyperconverged Infrastructure; External Storage growth premium compared to IDC forecast which includes Hyperconverged Infrastructure.; Internal analysis directionally adjusts IDC reporting to Dell Technologies’ product taxonomy; All IDC reporting on a CY basis, not adjusted for Dell Technologies’ FY convention; Revenue and financials represented on a Non-GAAP basis.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders OPPORTUNITY FOR DVMT STOCKHOLDERS PROPOSED TRANSACTION UNMATCHED ASSET PORTFOLIO 1 $109 CASH DVMT Tracking Stock 100% | ISG / CSG 2 81% % Premium ◼ Tracks the economic performance of ~61% of Dell 65% Technologies' economic 86% 30% interest in VMW, equivalent 29% to ~50% of VMW 100% OR outstanding common stock 22% 3 STRONG RECENT PERFORMANCE ◼ No direct ownership in the Outperformance vs. Market underlying VMware stock External Storage +14% +18% Mainstream Server +34% +44% Hyperconverged +76% +142% Client (PC) +2% +9% Closing Price 30-Day All Time (6/29) VWAP High Commercial (PC) +5% +10% Consumer (PC) -2% +6% Source: Dell Technologies public filings, IBES, Bloomberg. 1 2 3 Subject to a maximum aggregate cash consideration of $9B. Premium to DVMT closing price prior to announcement; Represents All Time High prior to announcement. IDC data (2018)Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders OPPORTUNITY FOR DVMT STOCKHOLDERS PROPOSED TRANSACTION UNMATCHED ASSET PORTFOLIO 1 $109 CASH DVMT Tracking Stock 100% | ISG / CSG 2 81% % Premium ◼ Tracks the economic performance of ~61% of Dell 65% Technologies' economic 86% 30% interest in VMW, equivalent 29% to ~50% of VMW 100% OR outstanding common stock 22% 3 STRONG RECENT PERFORMANCE ◼ No direct ownership in the Outperformance vs. Market underlying VMware stock External Storage +14% +18% Mainstream Server +34% +44% Hyperconverged +76% +142% Client (PC) +2% +9% Closing Price 30-Day All Time (6/29) VWAP High Commercial (PC) +5% +10% Consumer (PC) -2% +6% Source: Dell Technologies public filings, IBES, Bloomberg. 1 2 3 Subject to a maximum aggregate cash consideration of $9B. Premium to DVMT closing price prior to announcement; Represents All Time High prior to announcement. IDC data (2018)

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders ATTRACTIVE PRO FORMA VALUATION CY17 – CY18E REVENUE GROWT H LT M EQUIT Y VALUE / LEVERED FREE CASH FLOW 3 57.9x 17.3x 13.6% 16.6x 9.8% 10.9x 10.9x 9.6x 6.6% 6.3% 4.9x 2.2% NM -2.5% 1 Excl. Public Subs LT M ENT ERPRISE VALUE / ADJ. EBIT DA LT M EQUIT Y VALUE / ADJ. NET INCOME 21.5x 17.5x 14.0x 12.0x 13.2x 11.3x 12.7x 9.4x 10.6x 10.6x 9.1x 8.0x 6.1x 6.2x 1 1 Excl. Public Subs Excl. Public Subs Source: Dell Technologies public filings, IBES, CapIQ, and Bloomberg as of 13-Sep-2018. Note: Dell and Dell ex. Public subsidiaries multiples assumes a Class V offer price of $109, 1.3665 exchange ratio of Class V stock for Dell Technologies Class C common stock, and maximum cash election. Dell ex. Public subsidiaries multiples assume public subsidiary equity valuations as of 6/29/18 (last trading day prior to announcement). 1 2 3 Public Subs include VMware, Pivotal, and SecureWorks. Calculated using FY18 non-GAAP revenue and the midpoint of FY19 revenue guidance. HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture. Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders ATTRACTIVE PRO FORMA VALUATION CY17 – CY18E REVENUE GROWT H LT M EQUIT Y VALUE / LEVERED FREE CASH FLOW 3 57.9x 17.3x 13.6% 16.6x 9.8% 10.9x 10.9x 9.6x 6.6% 6.3% 4.9x 2.2% NM -2.5% 1 Excl. Public Subs LT M ENT ERPRISE VALUE / ADJ. EBIT DA LT M EQUIT Y VALUE / ADJ. NET INCOME 21.5x 17.5x 14.0x 12.0x 13.2x 11.3x 12.7x 9.4x 10.6x 10.6x 9.1x 8.0x 6.1x 6.2x 1 1 Excl. Public Subs Excl. Public Subs Source: Dell Technologies public filings, IBES, CapIQ, and Bloomberg as of 13-Sep-2018. Note: Dell and Dell ex. Public subsidiaries multiples assumes a Class V offer price of $109, 1.3665 exchange ratio of Class V stock for Dell Technologies Class C common stock, and maximum cash election. Dell ex. Public subsidiaries multiples assume public subsidiary equity valuations as of 6/29/18 (last trading day prior to announcement). 1 2 3 Public Subs include VMware, Pivotal, and SecureWorks. Calculated using FY18 non-GAAP revenue and the midpoint of FY19 revenue guidance. HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders OVERVIEW OF PROCESS AND GOVERNANCE T HOROUGH PROCESS LED BY INDEPENDENT SPECIAL COMMIT T EE 1 ◼ Special Committee created and composed of two independent and credible directors and granted full latitude to negotiate with Dell Board ◼ Transaction irrevocably conditioned upon the approval of the Special Committee and the affirmative vote of a majority of unaffiliated holders ◼ Took atypical step of disclosing alternatives being considered and solicited stockholder feedback ◼ The transaction was highly negotiated and the terms were improved through several back and forth counterproposals 50% O F BO AR D C O MPO SED O F C O MPAR ISO N O F C ER TAIN STATUS Q UO & PR O FO R MA STO C KHO LD ER R IGHTS STR O NG IND EPEND ENT D IR EC TO R S David Dorman Selected Stockholder Rights Status Quo Pro Forma Founder, Centerview Capital Technology Former Chairman & CEO, AT&T X Aligned economic interests of all share classes Bill Green Former Chairman & CEO, Accenture X Board declassification Ellen Kullman Termination of certain consent rights X Former Chair & CEO, DuPont held by Michael Dell and SLP 1 Special committee included David Dorman and Bill Green.Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders OVERVIEW OF PROCESS AND GOVERNANCE T HOROUGH PROCESS LED BY INDEPENDENT SPECIAL COMMIT T EE 1 ◼ Special Committee created and composed of two independent and credible directors and granted full latitude to negotiate with Dell Board ◼ Transaction irrevocably conditioned upon the approval of the Special Committee and the affirmative vote of a majority of unaffiliated holders ◼ Took atypical step of disclosing alternatives being considered and solicited stockholder feedback ◼ The transaction was highly negotiated and the terms were improved through several back and forth counterproposals 50% O F BO AR D C O MPO SED O F C O MPAR ISO N O F C ER TAIN STATUS Q UO & PR O FO R MA STO C KHO LD ER R IGHTS STR O NG IND EPEND ENT D IR EC TO R S David Dorman Selected Stockholder Rights Status Quo Pro Forma Founder, Centerview Capital Technology Former Chairman & CEO, AT&T X Aligned economic interests of all share classes Bill Green Former Chairman & CEO, Accenture X Board declassification Ellen Kullman Termination of certain consent rights X Former Chair & CEO, DuPont held by Michael Dell and SLP 1 Special committee included David Dorman and Bill Green.

Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders COMMITTED LONG-TERM STOCKHOLDERS WITH STRONG PUBLIC MARKET TRACK RECORDS Total DVMT Total Historic DELL Weighted Average Annual Stock Price Stockholder Return Stockholder Return Appreciation of Silver Lake Partners’ 1 2 (From Issuance to Transaction) (From IPO to Take Private) Portfolio Companies Taken Public 3 (From IPO to Today) 14,192% 142% 27% 11% 24% 1,025% Silver Lake Partners S&P 500 DELL S&P 500 DVMT S&P 500 Portfolio Companies Taken Public 1 Source: Dell Company Filings, IBES, Bloomberg. Returns calculated from 7-Sept-2016 opening prices (first trading for DVMT) to 29-Jun-2018, Assumes $109 offer price for DVMT return. 2 3 Returns calculated from Dell IPO on 22-Jun-1988 to Dell Stock Dellsting on 29-Oct-2013. Dell Return calculated as share price appreciation with dividends reinvestment. Represents the weighted average annual share price appreciation from IPO to 13-Sept-2018 (or the last day in which the stock was publicly traded) for all companies that completed an IPO under Silver Lake Partners ownership, weighted based on SLP invested capital. The average annual share price appreciation over the same period for such companies, without w eighting for SLP invested capital, was 18% (11% for the S&P 500).Well Positioned Focus on Compelling in Large and Long-Term Growth Transaction for Growing Market and Cash Flow All Stockholders COMMITTED LONG-TERM STOCKHOLDERS WITH STRONG PUBLIC MARKET TRACK RECORDS Total DVMT Total Historic DELL Weighted Average Annual Stock Price Stockholder Return Stockholder Return Appreciation of Silver Lake Partners’ 1 2 (From Issuance to Transaction) (From IPO to Take Private) Portfolio Companies Taken Public 3 (From IPO to Today) 14,192% 142% 27% 11% 24% 1,025% Silver Lake Partners S&P 500 DELL S&P 500 DVMT S&P 500 Portfolio Companies Taken Public 1 Source: Dell Company Filings, IBES, Bloomberg. Returns calculated from 7-Sept-2016 opening prices (first trading for DVMT) to 29-Jun-2018, Assumes $109 offer price for DVMT return. 2 3 Returns calculated from Dell IPO on 22-Jun-1988 to Dell Stock Dellsting on 29-Oct-2013. Dell Return calculated as share price appreciation with dividends reinvestment. Represents the weighted average annual share price appreciation from IPO to 13-Sept-2018 (or the last day in which the stock was publicly traded) for all companies that completed an IPO under Silver Lake Partners ownership, weighted based on SLP invested capital. The average annual share price appreciation over the same period for such companies, without w eighting for SLP invested capital, was 18% (11% for the S&P 500).

KEY TAKEAWAYS WELL POSITIONED IN LARGE AND GROWING MARKET 1 FOCUS ON LONG -TERM GROWTH AND SHARE GAIN 2 INDUSTRY LEADING CASH FLOW CONVERSION 3 EFFICIENT CAPITAL STRUCTURE AND SIGNIFICANT FINANCIAL FLEXIBILITY 4 COMPELLING TRANSACTION FOR ALL STOCKHOLDERS 5KEY TAKEAWAYS WELL POSITIONED IN LARGE AND GROWING MARKET 1 FOCUS ON LONG -TERM GROWTH AND SHARE GAIN 2 INDUSTRY LEADING CASH FLOW CONVERSION 3 EFFICIENT CAPITAL STRUCTURE AND SIGNIFICANT FINANCIAL FLEXIBILITY 4 COMPELLING TRANSACTION FOR ALL STOCKHOLDERS 5

Financial Performance and Outlook Q&A | Tom Sweet, Chief Financial OfficerFinancial Performance and Outlook Q&A | Tom Sweet, Chief Financial Officer

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